October 22, 2024

VIA EDGAR

Division of Corporation Finance
Office of Real Estate & Construction
US Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re:    Dynex Capital, Inc.
Registration Statement on Form S-3/A
Filed October 22, 2024
File Number 333-281180 (“Registration Statement”)

Ladies and Gentlemen:

Dynex Capital, Inc. (the “Company”) hereby requests that the effectiveness of the above-referenced Registration Statement on Form S-3/A be accelerated so that it will become effective at 4:15 p.m., Eastern time, on October 25, 2024, or as soon thereafter as practicable.

Please notify the Company of the Registration Statement's effectiveness through, and direct any questions to, the Company's counsel, Anna T. Pinedo of Mayer Brown LLP, (212-506-2275) or apinedo@mayerbrown.com.

*    *    *

Very truly yours,

DYNEX CAPITAL, INC.

By: /s/ Robert S. Colligan
Name: Robert S. Colligan
Title: Chief Financial Officer, Chief Operating Officer and Secretary

cc:     Anna T. Pinedo, Esq.
Mayer Brown LLP